
BRITISH AMERICAN
TOBACCO
CELEBRATING A CENTURY OF EXCELLENCE


02049150

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Aileen McDonald
Company Secretary

Tel +44 (0)20 7845 1722
Fax +44 (0)20 7845 2189
www.bat.com

GC/KC

30th July 2002

SUPPL

Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA

FILE No
82 • 33


SEC MAIL PROCESSING
RECEIVED
AUG 0 6 2002
WASH. D.C. 164 SECTION

Dear Sirs

File 82-33

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose an announcement that was filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

G C W Cunnington
Assistant Secretary

Attached: Interim Report to 30 June 2002



BRITISH AMERICAN
TOBACCO

www.bat.com

news release


FILE No.
82 • 33

INTERIM REPORT TO 30 JUNE 2002

30 July 2002

SUMMARY

SIX MONTHS RESULTS	2002	2001	Change
Operating profit pre-exceptionals	£1,342m	£1,315m	+2%
Pre-tax profit	£1,041m	£934m	+11%
Adjusted earnings per share	30.99p	28.43p	+9%
Interim dividend per share	10.70p	9.70p	+10%

- Operating profit, excluding goodwill and exceptional items, was 2 per cent higher at £1,342 million. At comparable rates of exchange, operating profit would have risen 5 per cent.
- The four global drive brands achieved overall growth for the six months of more than 6 per cent, with the discrete second quarter up by almost 10 per cent. Second quarter Group volumes were 3 per cent lower, an improvement over the first quarter, bringing total volumes to 380 billion, down 5 per cent for the six months.
- Pre-tax profit growth of 11 per cent benefited from the absence of exceptional charges and lower net interest paid.
- Adjusted diluted earnings per share rose by 9 per cent to 30.99p, benefiting from lower net interest, effective tax rate and minority charges.
- The Board has declared an interim dividend of 10.7p, to be paid on 16 September, which represents a 10 per cent increase on last year.
- The Chairman, Martin Broughton, commented "Against a background of generally declining corporate earnings, I hope that shareholders will be reassured by the Group's resilient results in the first six months. The good performances in America-Pacific and Europe and the 6 per cent overall growth in our global drive brands demonstrate real strength. Moreover, the 10 per cent increase in the interim dividend underlines our confidence in our future prospects."

ENQUIRIES:

INVESTOR RELATIONS:

Ralph Edmondson 020 7845 1180

PRESS OFFICE:

David Betteridge/Scott Hailstone/ Anne Tradigo 020 7845 2888

British American Tobacco p.l.c. Globe House 4 Temple Place London WC2R 2PG
Registered in England and Wales no. 3407696

BRITISH AMERICAN TOBACCO p.l.c.

INTERIM REPORT TO 30 JUNE 2002

INDEX

Turning from litigation to regulation, the World Health Organisation has recently released a new draft of its Framework Convention for Tobacco Control, which is scheduled for completion in May 2003. The new wording allows countries to use the Convention more as a policy guide than as a set of absolute rules that take precedence over their own laws and their own policy priorities. The new text will be negotiated in October and may be significantly amended as the whole convention is still very much work in progress.

British American Tobacco's support for sound but fair tobacco regulation and the Group's real desire to contribute to reducing the impact of tobacco consumption on public health is made clear in our first Social Report. The Report is fairly long but, being our first, we felt that we should thoroughly explain what we are doing and cover all the main issues. Future reports should be shorter and will be published on our website, www.bat.com, rather than being sent to all shareholders. We will, of course, continue to send future reports to any shareholder who would like to have a copy and we very much welcome your comments on this major new initiative.

In September, shareholders will also be receiving a copy of a publication to mark the Group's centenary, a considerable milestone in an age where it is popular to say that change itself is the only true constant. It is all the more remarkable since Buck Duke, our founder, would readily recognise the enterprise he created in the British American Tobacco of today. Duke and his successors built a great business and the current generation of management remains determined to live up to his expectations, as we do our best to get the next 100 years off to a good start.

Against a background of generally declining corporate earnings, I hope that shareholders will be reassured by the Group's resilient results in the first six months. The good performances in America-Pacific and Europe and the 6 per cent overall growth in our global drive brands demonstrate real strength. Moreover, the 10 per cent increase in the interim dividend underlines our confidence in our future prospects.

MARTIN BROUGHTON

The profit included for Imperial Tobacco Canada was £214 million, up a pleasing 14 per cent in local currency, as a result of improved margins and slightly higher volumes. Results benefited from consumer and trade inventory loading in advance of swingeing excise increases. The Group's impressive market share was slightly affected by the increase in sales of discount cigarette brands made by small manufacturers, resulting in Matinée losing market share, while both Player's and du Maurier increased share. Du Maurier Edition was launched in June as an extension of the du Maurier brands.

In the US, Brown & Williamson's cigarette business contributed £196 million, an increase of 8 per cent in local currency. This is the result of price increases and lower expenses, partly offset by increased excise taxes and costs of discounting. In the very competitive US market, shipment share was stable at 10.9 per cent compared to 10.7 per cent in the first six months of last year. The improvement over the comparable period was achieved with increased volumes and market share by our strategic brands, Kool, Pall Mall and Misty, offset by decreases in GPC and other brands.

Increases in Kent and Kool contributed to continued growth in the market share in Japan, where total industry volumes fell. Profit was lower as increased marketing expenditure and lower gross margins more than offset the benefit of slightly higher volumes and favourable foreign exchange hedging.

In South Korea, the impressive performance continued as Dunhill Lights more than doubled volumes, resulting in an increased profit and a total market share which also more than doubled to 9.3 per cent.

In **Asia-Pacific**, regional volumes at 98 billion were down 7 per cent compared to last year. Higher volumes achieved in growth markets, particularly in IndoChina, were more than offset by pricing-led volume decreases in Pakistan, Indonesia and our associated companies in India, coupled with lower duty-free sales. Despite the volume decline, with the benefit of higher margins in a number of key markets, profit at £223 million was only £2 million lower.

Australia delivered strong profit growth due to higher margins, reduced overheads and savings in the supply chain. In a smaller total market, the growth of Dunhill and Winfield reflected their strength in the premium segment despite continued discounting in the low price segment and meant that overall volumes were only slightly down. In New Zealand, profits declined slightly with volumes the same as last year.

Profit in Mexico was stable as a consequence of higher prices and cost reductions being offset by lower volumes and higher excise rates. In Chile, market share was maintained and in a declining total market, volumes and profit were lower. Market share and volumes rose in Venezuela, as Consul continued its growth momentum, contributing to higher profit.

The economic crisis in Argentina led to lower volumes and the devaluation of the currency resulted in a significant drop in profit reported in sterling. In Central America, lower volumes, higher marketing costs and government levies partially offset by lower production costs, resulted in a much reduced profit contribution. Profits were higher in the Caribbean as volumes increased.

Volumes in **Europe** were 2 per cent lower at 109 billion, although there were some good volume performances in Eastern Europe and key brand share gains in Western Europe. Profit at £254 million was £7 million higher than last year. These results have been accomplished despite the adverse effects of the dissolution of the UK partnership, competitive market conditions in Romania and the excise tax increase in Germany.

Market share growth for the key brands of Lucky Strike, Pall Mall and Gauloises led to higher volumes in Germany, although profits suffered as a result of reduced margins from not fully recovering an excise tax increase. In France, despite lower volumes in a reduced total market, profit was higher as a result of a price increase in January.

In Switzerland, good performances by Lucky Strike and Barclay led to stable volumes which, combined with the impact of the price increase, resulted in higher profit. Higher margins contributed to better results in Belgium and the Netherlands.

In Russia, a better mix driven by record sales of Kent and the continued growth of Vogue and Pall Mall, contributed to a significant rise in profit. Volumes recovered from the first quarter but are still marginally behind last year.

Volume growth of Prilucky Osoblivy and Pall Mall led to a very strong increase in profit in Ukraine. Price increases towards the end of 2001, combined with higher volumes, led to much improved results in Poland. In Uzbekistan volumes were higher and profitability was restored. In tough competitive conditions in Romania, which saw profits deteriorate, market share increased with Viceroy doing well.

Disposals less acquisitions resulted in a net inflow of £49 million in 2002, principally due to the sale of a non-trading company in Malaysia (see page 16). The comparative period comprised an outflow of £319 million, largely as a result of the buy out of the minority shareholdings in Australia (see page 16).

After equity dividends paid of £479 million (2001 £430 million), the Group's net cash outflow was £75 million compared to £140 million in 2001. This, together with the impact of the cash disposed of on the company sale noted above, contributed to the Group's net debt rising by £185 million for the six months to £4,036 million.

Group Cigarette Volumes

3 months to			6 months to		Year to
30.6.02	30.6.01 Restated		30.6.02	30.6.01 Restated	31.12.01 Restated
bns	bns		bns	bns	bns
28.2	26.7	America-Pacific	52.7	50.7	105.9
48.9	52.6	Asia-Pacific	97.5	104.3	204.1
37.2	40.2	Latin America	75.2	80.7	162.9
59.2	58.4	Europe	109.5	111.6	230.2
23.3	25.4	Africa and Middle East	44.9	51.2	104.0
196.8	203.3		379.8	398.5	807.1

3 months to 30.6.02 £m	3 months to 30.6.01 Restated £m		6 months to 30.6.02 £m	6 months to 30.6.01 Restated £m	Year to 31.12.01 Restated £m
		Turnover excluding duty, excise and other taxes			
1,112	1,048	America-Pacific	2,050	2,006	4,128
466	477	Asia-Pacific	930	943	1,911
390	423	Latin America	758	812	1,619
808	803	Europe	1,529	1,541	3,189
285	264	Africa and Middle East	542	556	1,192
3,061	3,015		5,809	5,858	12,039
		Operating profit			
275	268	America-Pacific	506	469	1,019
108	113	Asia-Pacific	223	225	509
122	124	Latin America	226	224	428
141	134	Europe	254	247	505
68	74	Africa and Middle East	133	150	310
714	713		1,342	1,315	2,771
	(73)	Integration costs		(73)	(82)
(96)	(98)	Goodwill amortisation	(191)	(194)	(392)
618	542		1,151	1,048	2,297
640	542	Operating profit restated at comparable rates of exchange	1,184	1,048	2,297

The net turnover analysis is based on external sales in each region. The figures for the six months ended 30 June 2002 and 30 June 2001 based on regional location of manufacture would not be materially different except for sales from Europe to Africa and Middle East and Asia-Pacific which amounted to £212 million and £54 million respectively, 2001 £285 million and £181 million.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES - unaudited

	6 months to 30.6.02 £m	6 months to 30.6.01 £m	Year to 31.12.01 £m
Profit for the period	522	442	1,010
Differences on exchange	106	(35)	(631)
Total recognised gains related to the period *(below)*	628	407	379

INTEREST OF BRITISH AMERICAN TOBACCO'S SHAREHOLDERS - unaudited

	6 months to 30.6.02 £m	6 months to 30.6.01 £m	Year to 31.12.01 £m
Balance 1 January	4,754	5,097	5,097
Total recognised gains related to the period *(above)*	628	407	379
Issue of shares - share options	4	3	3
Dividends and other appropriations:			
ordinary shares	(229)	(208)	(686)
convertible redeemable preference shares	(13)	(12)	(39)
amortisation of discount on preference shares	(9)	(9)	(18)
Other movements	9	9	18
Balance at period end	5,144	5,287	4,754

See notes on pages 16 to 19.

	30.6.02 £m	30.6.01 £m	31.12.01 £m
Fixed assets			
Intangible assets	6,547	7,332	6,546
Tangible assets	2,614	2,704	2,678
Investments in associates and joint ventures	318	241	274
Other investments and long term loans	579	531	512
	10,058	10,808	10,010
Current assets			
Stocks	2,775	3,004	2,748
Debtors	2,081	2,224	2,173
Current investments	155	318	331
Short term deposits and cash	1,501	1,461	1,968
	6,512	7,007	7,220
TOTAL ASSETS	16,570	17,815	17,230
Capital and reserves			
Shareholders' funds:			
equity	4,361	4,522	3,980
non-equity	783	765	774
	5,144	5,287	4,754
Minority shareholders' equity interest	280	382	329
	5,424	5,669	5,083
Other liabilities			
Provisions for liabilities and charges	1,405	1,413	1,467
Borrowings	5,692	6,333	6,150
Creditors	4,049	4,400	4,530
	11,146	12,146	12,147
TOTAL FUNDS EMPLOYED	16,570	17,815	17,230

See notes on pages 16 to 19.

GROUP CASH FLOW STATEMENT - unaudited

	6 months to 30.6.02 £m	6 months to 30.6.01 £m	Year to 31.12.01 £m
Net operating cash flow from subsidiary undertakings (note 1)	1,352	1,628	3,279
Dividends from associates			38
Net cash inflow from operating activities	1,352	1,628	3,317
Returns on investments and servicing of finance	(265)	(367)	(586)
Taxation	(511)	(469)	(858)
Capital expenditure and financial investment	(221)	(183)	(455)
Net cash generation	355	609	1,418
Disposals less acquisitions	49	(319)	(342)
Equity dividends paid	(479)	(430)	(638)
Cash flow before use of liquid resources and external financing	(75)	(140)	438
Management of liquid resources	334	136	(285)
Financing - proceeds from issue of shares	4	3	3
- (decrease)/increase in debt	(474)	27	37
	(470)	30	40
(Decrease)/increase in cash in the period	(211)	26	193

Reconciliation of net cash flow to movement in net debt (note 2)

	6 months to 30.6.02 £m	6 months to 30.6.01 £m	Year to 31.12.01 £m
(Decrease)/increase in cash in the period	(211)	26	193
Decrease/(increase) in debt	474	(27)	(37)
(Decrease)/increase in liquid resources	(334)	(136)	285
Change in net debt resulting from cash flow	(71)	(137)	441
Net funds disposed of on sale of subsidiaries	(133)		
Other changes	4	(20)	(18)
Differences on exchange	15	(134)	(11)
Movement in net debt in the period	(185)	(291)	412
Net debt at 1 January	(3,851)	(4,263)	(4,263)
Net debt at period end	(4,036)	(4,554)	(3,851)

1) Net operating cash flow from subsidiary undertakings	6 months to 30.6.02 £m	6 months to 30.6.01 £m	Year to 31.12.01 £m
Operating profit	1,096	991	2,176
Depreciation	162	168	396
Goodwill amortisation	191	194	392
(Increase)/decrease in stocks	(39)	92	234
Decrease in debtors	20	8	86
Increase/(decrease) in creditors	9	203	(29)
(Decrease)/increase in provisions	(63)	(26)	7
Other	(24)	(2)	17
Net operating cash flow from subsidiary undertakings	1,352	1,628	3,279

2) Analysis of net debt	1.1.02 £m	Cash flow £m	Other changes £m	Differences on exchange £m	30.6.02 £m
Cash and bank balances	589				436
Overdrafts	(96)				(127)
	493	(211)		27	309
Term borrowings	(5,941)	457	(2)	19	(5,467)
Finance lease obligations	(113)	17	(6)	4	(98)
Short term deposits	1,379	(172)	(128)	(14)	1,065
Current investments	331	(162)	7	(21)	155
	(3,851)	(71)	(129)	15	(4,036)

The financial statements comprise the unaudited results for the six months ended 30 June 2002 and 30 June 2001 and the audited results for the twelve months ended 31 December 2001.

The unaudited Group results have been prepared under the historical cost convention and in accordance with applicable accounting standards using the accounting policies set out in the Report and Accounts for the year ended 31 December 2001.

CHANGES IN THE GROUP

On 30 January 2001, it was announced that the Group's Australian subsidiary had entered into an agreement under which the Group proposed to acquire the remaining 40.5 per cent shareholding of that company that it did not already own. This transaction was completed on 11 May 2001 at a cost of Aus$1.1 billion (£393 million), resulting in goodwill of £311 million which will be amortised over 20 years. Consequent upon the transaction, the company was delisted from the Australian Stock Exchange.

Following the restructuring of its Malaysian businesses in 1999, the Group had an operational subsidiary and a 54.7 per cent holding in a separate non-trading company whose only asset was cash. In May 2002, the holding in this separate company was sold for about book value.

FOREIGN CURRENCIES

The results of overseas subsidiaries and associated undertakings have been translated to sterling as follows:

Profit and loss for the six months to 30 June 2002 at the average rates for that period. The comparatives for the six months to 30 June 2001 and the year to 31 December 2001 at the average rates for the year to 31 December 2001. The interest of British American Tobacco's shareholders has been translated at the relevant period end rate.

For high inflation countries, the translation from local currencies to sterling makes allowance for the impact of inflation on the local currency results.

The principal exchange rates used were as follows:

	Average			Closing	
	2002	2001	30.6.02	30.6.01	31.12.01
US dollar	1.445	1.440	1.524	1.406	1.445
Canadian dollar	2.273	2.229	2.318	2.134	2.323
Euro	1.595	1.608	1.543	1.661	1.635
South African rand	15.833	12.330	15.715	11.340	17.458

EXCEPTIONAL ITEMS

Integration costs disclosed in 2001 were the final such costs incurred in integrating Rothmans into the British American Tobacco Group and the consequential restructuring of the enlarged Group.

GOODWILL AMORTISATION

The amortisation charge of £191 million is in respect of goodwill which principally arose from the Rothmans transaction during 1999 and the Imasco transaction during 2000.

SALE OF BUSINESS

The sale of the Group's pipe tobacco business in South Africa to Swedish Match was completed on 1 February 2001, resulting in a non-taxable profit on disposal of £33 million.

NET INTEREST

The decrease in net interest reflects the benefit from the Group's cash flow since 30 June 2001 and lower interest rates partly offset by the acquisition of the minority shares in Australia in May 2001.

TAXATION

	6 months to	
	30.6.02	30.6.01
	£m	£m
UK		6
Overseas	421	376
	----	----
British American Tobacco p.l.c. and subsidiary undertakings	421	382
Share of associates and joint ventures	21	21
	----	----
	442	403
	====	====
Tax rate	42.5%	43.1%
	====	====

The tax rates for each period are adversely affected by goodwill amortisation, while the 2001 tax rate benefited from the inclusion of the tax free capital gain realised in South Africa. (See above). The underlying tax rate reflected in the adjusted earnings per share shown below was 35.9 per cent (2001 36.5 per cent).

EARNINGS PER SHARE

Basic earnings per share are based on the profit for the period attributable to ordinary shareholders and the average number of ordinary shares in issue during the period (excluding shares held by the Group's two Employee Share Ownership Trusts).

For the calculation of diluted earnings per share the average number of shares reflects the potential dilutive effect of employee share schemes and the convertible redeemable preference shares. The earnings are correspondingly adjusted to the amount of earnings prior to charging dividends and the amortisation of discount on the convertible redeemable preference shares.

The earnings have been distorted by exceptional items and goodwill amortisation. To illustrate the impact of these distortions the adjusted diluted earnings per share are shown below:

	Diluted earnings per share		
	6 months to		Year to
	30.6.02	30.6.01	31.12.01
	pence	pence	pence
Unadjusted earnings per share	22.69	19.24	43.97
Effect of goodwill amortisation	8.30	8.45	17.07
Effect of integration costs		2.18	2.22
Effect of sale of business		(1.44)	(1.44)
Adjusted earnings per share	30.99	28.43	61.82

Similar types of adjustments would apply to basic earnings per share. For the six months to 30 June 2002 basic earnings per share on an adjusted basis would be 32.20p (2001 29.46p) compared to unadjusted amounts of 23.30p (2001 19.63p).

The Directors have declared an interim dividend out of the profit for the six months to 30 June 2002, for payment on 16 September 2002, at the rate of 10.7p per share on both the ordinary and preference shares. This interim dividend amounts to £242 million. The comparative dividend for the six months to 30 June 2001 of 9.7p per share amounted to £220 million.

Valid transfers received by the Registrar of the Company up to 9 August 2002 will be in time to rank for payment of the interim dividend.

The amortisation of discount on preference shares referred to on page 12 reflects the difference between the share price at the date of the Rothmans transaction and the redemption price, which is being amortised over the period to the redemption date.

SHAREHOLDERS' FUNDS

	30.6.02	30.6.01	31.12.01
	£m	£m	£m
Share capital	576	575	575
Share premium account	13	10	10
Merger reserves	4,115	4,353	4,231
Capital redemption reserve	30	30	30
Other reserves	538	520	529
Profit and loss account	(128)	(201)	(621)
Total shareholders' funds	5,144	5,287	4,754

******

Copies of this Report will be posted to shareholders and may also be obtained during normal business hours from the Company's Registered Office at Globe House, 4 Temple Place, London WC2R 2PG.

Aileen E McDonald
Secretary
30 July 2002